Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2022

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2022

INTRODUCTION

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “us”, “our” or the “Company”) on August 11, 2022. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2022 and June 30, 2021. In addition, this MD&A should be read in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2021 and December 31, 2020. The information provided herein supplements but does not form part of the unaudited condensed interim consolidated financial statements. This discussion covers the three and six months ended June 30, 2022 and the subsequent period up to August 11, 2022, the date of issue of this MD&A.  Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov, or on the Company’s website: www.skeenaresources.com. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101")(see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the cautionary statements on pages 3 and 4 carefully.

Management’s Discussion & Analysis	2

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future.  Such forward-looking statements and information can be identified by the use of forward-looking words such as  “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals and any future appeals made by the Company in relation to the Albino Lake Storage Facility, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Management’s Discussion & Analysis	3

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the PFS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the PFS, labour and materials costs, including, without limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates, assumptions made in the pre-feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the COVID-19 pandemic; the ability of the Company to integrate QuestEx (as defined herein) into its current business; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

Management’s Discussion & Analysis	4

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek gold mine (“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”). The Company anticipates that the results from the Eskay feasibility study will be released in the latter half of 2022.

On June 1, 2022, the Company acquired QuestEx Gold & Copper Ltd. (“QuestEx”), whereby the Company acquired several mineral properties, including the KSP, Kingpin, and Sofia properties (see “Transactions with QuestEx Gold & Copper Ltd. and Newmont Corporation” section below for additional discussion). The Company is in the process of assessing its strategy in performing exploration activities on the properties acquired from QuestEx. For more information regarding these properties, refer to QuestEx’s information circular and related filings on SEDAR.

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, on the New York Stock Exchange (“NYSE”) under the symbol SKE and on the Frankfurt Stock Exchange under RXF.

EXPLORATION PROPERTIES

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Revitalization Project to be its primary project.

Eskay Creek Revitalization Project, British Columbia, Canada

Geological background:

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The two are separated by a mudstone – the Contact Mudstone – which hosts the majority of historically exploited mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 meters (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal gold (“Au”) - silver (“Ag”) grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites. Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Management’s Discussion & Analysis	5

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Mining history:

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes of ore from 1995 until closure in 2008. The property was regarded as having been the highest-grade operation in the world at 45 grams per tonne (“g/t”) gold average grade non inclusive of silver credits.

The Eskay Creek mine historical production is summarized in Table 1.

Table 1: Production History

Year	Gold Produced (oz)	Gold Produced (kg)	Silver Produced (kg)	Silver Produced (oz)	Ore Tonnes Milled	Ore Tonnes Shipped Direct
1995	196,550	6,113	309,480	9,950,401	—	100,470
1996	211,276	6,570	375,000	12,057,000	—	102,395
1997	244,722	7,612	367,000	11,799,784	—	110,191
1998	282,088	8,774	364,638	11,723,841	55,690	91,660
1999	308,985	9,934	422,627	13,588,303	71,867	102,853
2000	333,167	10,363	458,408	14,738,734	87,527	105,150
2001	320,784	9,977	480,685	15,454,984	98,080	109,949
2002	358,718	11,157	552,487	17,763,562	116,013	116,581
2003	352,069	10,951	527,775	16,969,022	115,032	134,850
2004	283,738	8,825	504,602	16,223,964	110,000	135,000
2005	190,221	5,917	323,350	10,396,349	103,492	78,377
2006	106,880	3,324	216,235	6,952,388	123,649	18,128
2007	68,000	2,115	108,978	3,503,861	138,772	—
2008	15,430	480	27,800	893,826	31,750	—
Totals	3,272,628	102,112	5,039,065	162,016,018	1,051,892	1,205,604

Skeena exploration history:

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions 21A, 21C and 22 Zones of mineralization. These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill programme were incorporated into the results of an initial resource estimate for the Eskay deposit.

Management’s Discussion & Analysis	6

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Revitalization project. On September 1, 2021, the Company advanced the PEA to a prefeasibility study and published a Prefeasibility Study for the Eskay Creek Revitalization project prepared by Ausenco, SRK, and AGP (the “PFS”). See below for further details relating to the PFS.

2020-2021 Phase I and Phase II Drill Programs

The Phase I and Phase II drilling programs at Eskay Creek were designed to add confidence to areas of open pit constrained Inferred resources through infill drilling. During the option period with Barrick Gold Inc. (“Barrick”), a wholly-owned subsidiary of Barrick Gold Corporation, Skeena was restricted from drilling within 25 metres of existing mine development (the Development Buffer) – areas that were expected to be above average grade. Following completion of the process to acquire a 100% interest in the Eskay Creek project from Barrick, Skeena initiated the Phase II infill drilling program within the 25 metre Development Buffer. The two drilling phases were completed in January 2021, and the new data was incorporated into the Eskay Creek resource update in Q1 2021, and PFS. A 5,257 metre infill program was completed via 45 surface drill holes to upgrade outstanding pit constrained inferred resources in H2 2021. Additional drilling related studies expected to occur in 2022 are related to exploration (~60,000 metres), geotechnical and hydrogeological investigations as well as a smaller component of condemnation drilling proximal to the planned mine infrastructure.

Acquisition from Barrick

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in Eskay from Barrick in exchange for:

•

the issuance to Barrick of 5,625,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 until October 2, 2022 (fully exercised on March 23, 2022);

•

the grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period prior to October 2, 2022, at a cost of $17,500,000; and

•

a contingent payment, payable if Skeena sells more than a 50% interest in Eskay during the 24-month period prior to October 2, 2022 of $15,000,000. The Company, with the agreement of Barrick, may elect to pay Barrick by issuing common shares based on the 20-day volume weighted average price of the Company’s common shares immediately preceding the transaction date.

The common shares issued pursuant to the acquisition of Eskay were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay valued at $72,164,000, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 at the time of acquisition.

Skeena has varying NSR royalty obligations on the various claims that make up Eskay. The NSR royalty obligations are further discussed in the PFS. In addition, Skeena and Franco-Nevada have entered into an amendment to the terms of their existing royalty agreement such that it will cover the same tenures as are covered in the existing Barrick royalty agreement.

Management’s Discussion & Analysis	7

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RECENT PROGRESS

2021/2022 Exploration Drilling

In 2021, the Company initiated a program to perform focused and expedited regional and near mine exploration with the goal of discovering additional resources that will supplement the existing Eskay Creek PFS mine plan. Exploration is focused on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin in order to explore for additional centers of mineralization.

Exploratory drilling was performed in both the near mine and regional context in 2021. The first of these programs (Q1 2021) totalled 13,423 metres (50 drill holes).  In H2, a second campaign of regional and near mine exploratory drilling program totalling 12,890 metres resulted in the discovery of the 23 Zone and also the new 21A West Zone. A total of 60,000 metres has been allocated for the 2022 regional exploration program and is currently underway.

Albino Lake Storage Facility Drilling

The Albino Lake Storage Facility represents the historical waste rock repository (covered by several metres of water) from previous mining operations at Eskay Creek. Waste rock was sourced from development areas in potentially mineralized footwall rocks during historic mining activities below the Contact Mudstone. The Company elected to perform an investigative drill program within the Albino Lake Storage Facility to determine the resource potential of this historical waste dump. The program was initiated and completed in March 2021. An expansion program, totaling 212 m over 12 vertical drill holes, was completed utilizing an air rotary drill rig from the surface of the permitted Albino Lake Storage Facility in Q4 2021. To date, the combined Phase I and Phase II programs have intersected a mineralized horizon averaging 13.20 m (true thickness) across 20 drill holes with length weighted grades averaging 4.03 g/t Au, 163 g/t Ag (6.21 g/t AuEq), 39 ppm Hg, 331 ppm As and 922 ppm Sb. The length weighted concentrations of Hg, As and Sb from the combined AWF programs are, to date, consistent with the Company’s pit constrained Mineral Resource Estimate (MRE) for the in situ Eskay Creek deposits.

See “Contingencies“ section for further discussion of the Albino Lake Storage Facility.

Additional 2021 Northern Expansion Studies

Based upon tonnage, 12% of the updated open-pit constrained resources were categorized as Inferred resources. The Company has completed a limited surface-based drilling program to convert these pods of widely scattered mineralization into the Indicated and Measured categories. In the area of the Northern Pit Expansion, a program of geotechnical drilling and metallurgical sample collection was performed in an effort to upgrade resources to reserves.

2021 Prefeasibility Study - Eskay Creek Project

On July 22, 2021, the Company announced the results of a PFS. The PFS highlights include:

•	Planned high-grade open-pit averaging 3.37 g/t Au, 94 g/t Ag (4.57 g/t gold equivalent (”AuEq”) (diluted) over a mine life of 10 years
•	Proven Mineral Reserves of 2.53 Moz AuEq (13.5 Mt at 4.25 g/t Au and 124 g/t Ag) and Probable Mineral Reserves of 1.35 Moz AuEq (12.9 Mt at 2.46 g/t Au and 64 g/t Ag)
•	Forecasted after-tax Net Present Value (“NPV”) 5% of $1.4 billion, (US$1.1 billion) and 56% IRR at US$1,550/oz Au and US$22/oz Ag
•	Expected after-tax payback period of 1.4 years
•	Expected pre-production capital expenditures (“CAPEX”) of $488M (US$381M)

Management’s Discussion & Analysis	8

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

•	Estimated after-tax NPV:CAPEX Ratio of 2.9:1
•	Forecasted life of mine (“LOM”) average annual production of 249,000 oz Au, 7,222,000 oz Ag (352,000 oz AuEq) over a 9.8-year mine life
•	Expected LOM all-in sustaining costs (“AISC”) of $702/oz (US$548/oz) AuEq recovered
•	Expected LOM cash costs of $651/oz (US$509/oz) AuEq recovered
•	Planned 7,945 tonne per day (“tpd”) mill and flotation plant producing saleable concentrate

Based on the results of the PFS, an independent consultant specializing in greenhouse gas (“GHG”) emission calculations calculated the following for the Eskay Creek project:

•	LOM average GHG emissions of 0.18 t carbon dioxide equivalent “CO2e”/oz AuEq

Table 2: 2021 Eskay Creek PFS Project Parameters

Economic Assumptions
Gold Price (US$/oz)	$1,550
Silver Price (US$/oz)	$22
Exchange Rate (US$/$)	0.78
Discount Rate	5.0%
Contained Metals
Contained Gold (thousand ounces “koz”)	2,866
Contained Silver ounces (koz)	80,197
Mining
Mine Life	9.8 years
Strip Ratio (Waste:Ore)	8:1
Total Material Mined (excl. rehandle) (thousands of tonnes “kt”)	238,030
Total Mineralized Material Mined (kt)	26,419
Processing
Processing Throughput	5,480 tpd (Yr 1) 7,945 tpd (Yr 2-4) 7,400 tpd (Yr 5 onward)
Average Diluted Gold Grade	3.37 g/t
Average Diluted Silver Grade	94 g/t
Average Diluted AuEq Grade	4.57 g/t

Management’s Discussion & Analysis	9

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Production
Gold Recovery	84.2%
Silver Recovery	87.3%
LOM Gold Production (koz)	2,448
LOM Silver Production (koz)	70,902
LOM AuEq Production (koz)	3,455
LOM Avg. Annual Gold Production (koz)	249
LOM Avg. Annual Silver Production (koz)	7,222
LOM Avg. Annual AuEq Production (koz)	352
Operating Costs Per Tonne
Mining Cost ($/t Mined)	$3.58
Mining Cost ($/t Milled)	$30.56
Processing Cost ($/t Milled)	$18.22
G&A Cost ($/t Milled)	$6.23
Total Operating Costs ($/t Milled)	$55.01
Other Costs
Transport to Smelter ($/wet metric tonnes “wmt”)	$146
Royalty (NSR %)	2.0%
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$84
LOM Cash Cost (US$/oz AuEq) co-product	$509
LOM AISC (US$/oz Au) net of silver by-product	$138
LOM AISC (US$/oz AuEq) co-product	$548
Capital Expenditures
Pre-production Capital Expenditures ($M)	$488
Sustaining Capital Expenditures ($M)	$47
Reclamation Cost ($M)	$92
Economics
After-Tax NPV (5%) ($M)	$1,399
After-Tax IRR	56%
After-Tax Payback Period (years)	1.4
After-Tax NPV / Initial Capex	2.9 x
Pre-Tax NPV (5%) ($M)	$2,174
Pre-Tax IRR	68%
Pre-Tax Payback Period (years)	1.3
Pre-Tax NPV / Initial Capex	4.5 x
Average Annual After-tax Free Cash Flow (year 1-10) ($M)	$265
LOM After-Tax Free Cash Flow ($M)	$2,118

Management’s Discussion & Analysis	10

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Table 3: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (PFS)

	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1,400	$1,550	$1,700	$1,950
Silver Price (US$/oz)	$20	$22	$24	$26
After-Tax NPV (5%) ($M)	$1,162	$1,399	$1,635	$1,985
After-Tax IRR (%)	49%	56%	62%	70%
After-Tax Payback (Years)	1.6	1.4	1.2	1.1
After-Tax NPV/Initial Capex	2.4 x	2.9 x	3.4 x	4.1 x
Average Annual After-Tax Free Cash Flow (Years 1-10) ($M)	$231	$265	$300	$352

The Company’s PFS contains further details, including a full summary of the models and assumptions used in PFS. The PFS is derived from the Company’s pit-constrained resource estimate (April 7, 2021) and does not include results from the initiated and ongoing 2021 drill program.

The Company anticipates that the results from the Eskay feasibility study will be released in the latter half of 2022. The Company had anticipated to release in June 2022, however, due to scheduling conflicts in certain testing work to be performed by our consultants, the timeline was delayed.

2022 Planned Regional Exploration Program

The Company has initiated a program to perform focused and expedited regional and near mine exploration during 2022 with the goal of discovering additional resources that will supplement the existing Eskay Creek PFS mine plan. Exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization. A total of 60,000 metres has been allocated for the 2022 regional exploration program and is currently underway.

Management’s Discussion & Analysis	11

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint, Eskay Creek is expected to have much lower carbon emissions than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further. Similarly, the mineralization of past mine workings presents an opportunity to extract economic value through the cleanup and remediation of historical tailings and waste rock dumps.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values is the donation of the Spectrum property to create the nature conservancy further described near the end of the following section “Social – Relations with Indigenous Communities.”

Permitting Considerations

Eskay Creek is a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated for future development, updated environmental assessment and mine permits will be required. The Company has initiated the Environmental Assessment Process. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation. The Nation has a long-standing relationship with Eskay Creek. Previous operators-maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, environmental practices, and contracting and employment opportunities for projects in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (“BCRMA”) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate on opportunities in the region.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and to deliver value and prosperity with Indigenous Nation partners.

One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work.  Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

Management’s Discussion & Analysis	12

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Skeena has established both a Communications Agreement and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

The Tahltan Central Government has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The Tahltan Central Government has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”) and has identified that the area covering the Spectrum project will be part of a Tahltan IPCA.  While the Tahltan Central Government is further defining the mechanisms they plan to use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,000 in 2019, pertaining to the Spectrum property reducing the property’s carrying amount to the anticipated net recoverable amount of $nil.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create a nature conservancy, the Tenh Dzetle Conservancy.

Further to this announcement, the Company announced that it entered into an investment agreement with the TCG, pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company.

The Eskay site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay project and contracting and business opportunities related to our current activities.

The highway access to the Eskay site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands subject to the terms of the Nisga’a Final Agreement.  Skeena has engaged with the Nisga’a Lisims Government to explain the project development plans and request feedback.  The highway access also crossed through the Traditional Territory of the Gitanyow Hereditary Chiefs.  Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate those as the Company grows, Skeena established formal mission, vision, and values statements. During 2020 and 2021, the Company also approved and implemented a suite of comprehensive board level polices. A set of complementary operational level policies were developed for staff and contractors and are being implemented in order to support the board level policies.

On August 20, 2020, the Company received final approval from the TSX to list its shares on the TSX and on October 27, 2021, received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021. In planning for graduation from the TSX Venture Exchange to the TSX and ultimately the NYSE, Skeena continued strengthening its governance practices. A requirement of the TSX and NYSE is for certification from the CEO and CFO of their responsibilities for the design and maintenance of disclosure controls and procedures and Internal Controls over Financial Reporting (“ICFR”). During the financial year ended December 31, 2020, the Company designed, adopted, and successfully tested compliance with the COSO 2013 framework for ICFR.

Management’s Discussion & Analysis	13

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

As part of the focus on ever-improving corporate governance, the Company has also engaged an independent corporate governance consultant to further assist with improving Skeena’s policies and procedures.

Environmental, Social, and Governance Report

On April 21, 2022, Skeena published our inaugural Environmental, Social, and Governance (“ESG”) Report for 2021. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s ESG practices, commitments, and performance for the year.

RECENT TRANSACTIONS

Capital Transactions

On January 17, 2022, the Company issued 48,074 common shares to certain officers and employees of the Company pursuant to the vested restricted share units (“RSUs”) that were granted on January 17, 2020.

During the six months ended June 30, 2022, option and warrants holders exercised 456,456 incentive stock options and 2,812,500 warrants to purchase common shares during the six months ended June 30, 2022.  This resulted in gross proceeds to Skeena of $2,407,000 and $30,375,000, respectively (2021 - $6,737,000 and $nil, respectively).

Transactions with QuestEx Gold & Copper Ltd. and Newmont Corporation

On March 29, 2022, the Company entered into an agreement with QuestEx whereby Skeena agreed to acquire all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for cash and share consideration. QuestEx is an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects include KSP, Kingpin, Sofia, Heart Peaks, Castle, Moat, Coyote, and North ROK. The consideration payable was determined as $0.65 cash (the “Cash Consideration”) and 0.0367 of a Skeena common share for each QuestEx common share outstanding at the closing of the QuestEx Transaction (the “Exchange Ratio”). It was also determined that Skeena replacement options and warrants were to be issued to the holders of QuestEx options and warrants at a number that reflected the Exchange Ratio, and at an exercise price determined as the QuestEx exercise price less the Cash Consideration, all divided by the Exchange Ratio (“Replacement Options” and “Replacement Warrants”, respectively). The QuestEx Transaction closed on June 1, 2022.

Concurrent with the QuestEx Transaction, Skeena signed an agreement with an affiliate of Newmont Corporation (“Newmont”) dated March 29, 2022 to sell certain QuestEx properties, including Heart Peaks, Castle, Moat, Coyote, and North ROK properties, and related assets (collectively, the “Northern Properties”), to Newmont via an asset purchase agreement on completion of the QuestEx Transaction for total consideration payable to Skeena of $25,598,000 (the “Newmont Transaction”). The Newmont Transaction closed on June 1, 2022.

The QuestEx Transaction has been accounted for as an asset acquisition, as QuestEx did not meet the definition of a business under the parameters of IFRS 3, Business Combinations.

Management’s Discussion & Analysis	14

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The following summarizes the consideration paid and allocation to the net assets acquired from QuestEx on the date of the acquisition of QuestEx:

Consideration paid	Note	Number of Shares Issued	Amount
Cash paid	(i)	—	$18,749
Shares issued	(ii)	1,058,597	9,178
Promissory note issued to Newmont	(iii)	—	6,257
Replacement Options	(iv)	—	267
Replacement Warrants	(v)	—	61
QuestEx shares held by Skeena prior to QuestEx Transaction	(vi)	—	5,499
Transaction costs	(vii)	23,956	1,239
Total		1,082,553	$41,250

Net assets (liabilities) acquired	Amount
Cash	$5,037
Marketable securities	253
Receivables	74
Prepaid expenses	43
Reclamation deposits	225
Exploration and evaluation assets	38,718
Accounts payable and accrued liabilities	(2,191)
Flow-through share premium liability	(909)
Total	$41,250

(i)	Cash paid was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per Notes (vi) and (iii) below, respectively.
(ii)	The number of Skeena common shares issued was based upon acquiring 28,844,947 outstanding common shares of QuestEx at June 1, 2022, which excludes QuestEx common shares held by Skeena and Newmont at June 1, 2022 per Notes (vi) and (iii) below. The value of the share consideration was based on the market price of Skeena’s common shares on the TSX at the closing of the QuestEx Transaction.
(iii)	The Company issued a promissory note to Newmont in lieu of the cash and share consideration payable relating to QuestEx common shares held by Newmont. The promissory note did not bear any interest and was applied against the consideration due from Newmont pursuant to the Newmont Transaction.
(iv)	Skeena granted 77,158 Replacement Options based upon 2,102,676 outstanding options of QuestEx at June 1, 2022. The Replacement Options were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 2.7 years, annualized volatility of 60%, dividend rate of 0% and risk-free interest rate of 2.78%.
(v)	Skeena issued 150,691 Replacement Warrants based upon 4,107,557 outstanding warrants of QuestEx at June 1, 2022. The Replacement Warrants were valued using Black-Scholes option pricing model with the following weighted average inputs: expected life of 0.3 years, annualized volatility of 35%, dividend rate of 0% and risk-free interest rate of 2.74%.
(vi)	As at June 1, 2022, Skeena held 5,668,642 common shares of QuestEx with a fair market value of $5,499,000.
(vii)	Transaction costs included $350,000 in Skeena common shares issued on the closing of the QuestEx Transaction and Newmont Transaction. Pursuant to the agreement with an advisor, the number of common shares issued was based upon the closing price of Skeena’s common shares on the TSX on March 29, 2022.

Management’s Discussion & Analysis	15

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Upon closing of the Newmont Transaction, the Northern Properties, valued at $25,598,000 were sold to Newmont. Of the cash consideration totaling $25,598,000, the Company received $19,341,000, with the remaining $6,257,000 applied to settle against outstanding Promissory Note. After the closing of the Newmont Transaction, the fair value of the exploration and evaluation assets retained by Skeena amount to $13,120,000.

DISCUSSION OF OPERATIONS

The Company completed the six months ended June 30, 2022 with cash and cash equivalents of $36,486,000 (December 31, 2021 - $40,313,000). Being in the exploration stage, the Company does not have revenue from operations, and relies primarily on equity funding for its continuing financial liquidity.

On February 24, 2021, the Company announced a non-brokered private placement offering to raise gross proceeds of approximately $20,000,000 through the issuance of flow-through shares at a price of $18.00 per share. On March 8, 2021, the Company closed the first tranche of this non-brokered private placement, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per share. On March 31, 2021, the Company closed the second tranche of this non-brokered private placement, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per share. On April 12, 2021, the Company closed the final tranche of a non-brokered flow-through private placement, raising gross proceeds of $4,282,000 through the issuance of 237,901 flow-through shares at a price of $18.00 per share. In total, the private placement announced on February 24, 2021, resulted in Skeena raising gross proceeds of $21,553,000 from the sale of 1,197,398 flow-through common shares at a price of $18.00 per share.

In relation to the financings mentioned above, where the final tranche closed on April 12, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds	Amount
Exploration activities	$21,553	Exploration activities	$21,553

On May 17, 2021, the Company closed an overnight marketed public offering whereby gross proceeds of $57,500,000 were raised by the issuance of 4,637,097 common shares at a price of $12.40 per share.

In relation to the overnight marketed public offering that closed on May 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds	Amount
Exploration activities, engineering and feasibility studies, and general working capital and administration.	$57,500	Exploration activities	$39,500
		Engineering and feasibility studies	$12,000
		General working capital and administration	$6,000
		Total	$57,500

Management’s Discussion & Analysis	16

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On August 27, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per share.

In relation to the financing that closed on August 27, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2022	Amount
Exploration activities	$5,000	Exploration activities	$4,667
		Commitment to spend on exploration activities	$333
		Total	$5,000

On September 17, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 flow-through shares at a price of $20.21 per share.

In relation to the financing that closed on September 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds	Amount
Exploration activities	$7,000	Exploration activities	$7,000

On November 5, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $10,000,000 were raised by the issuance of 621,119 flow-through shares at a price of $16.10 per share.

In relation to the financing that closed on November 5, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds	Amount
Exploration activities	$10,000	Exploration activities	$10,000

On December 23, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $30,907,000 were raised by the issuance of 1,471,739 flow-through shares at a price of $21.00 per share. Concurrent with the closing of the private placement, the Company entered into a definitive agreement that granted to Franco-Nevada Corporation a right of first refusal over the sale of a 0.5% NSR royalty over the Eskay Creek project.

In relation to the financing that closed on December 23, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2022	Amount
Exploration activities	$30,907	Exploration activities	$15,890
		Commitment to spend on exploration activities	$15,017
		Total	$30,907

Management’s Discussion & Analysis	17

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and Evaluation Expenses

Three months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$2	$—	$—	$2
Assay and analysis/storage	392	3	—	395
Camp and safety	763	—	—	763
Claim renewals and permits	286	14	—	300
Depreciation	278	—	—	278
Drilling	4,300	—	—	4,300
Electrical	107	—	—	107
Environmental studies	1,361	75	—	1,436
Equipment rental	1,378	2	3	1,383
Fieldwork, camp support	4,774	46	46	4,866
Fuel	814	—	6	820
Geology, geophysics, and geochemical	4,982	18	10	5,010
Helicopter	885	—	16	901
Metallurgy	110	—	—	110
Part XII.6 tax	23	—	—	23
Share-based payments	877	—	—	877
Transportation and logistics	1,383	—	1	1,384
Total for the period	$22,715	$158	$82	$22,955

Six months ended June 30, 2022	Eskay	Snip	Sofia	Total
Accretion	$4	$—	$—	$4
Assay and analysis/storage	1,360	239	—	1,599
Camp and safety	1,178	—	—	1,178
Claim renewals and permits	377	28	—	405
Depreciation	787	—	—	787
Drilling	4,883	—	—	4,883
Electrical	390	—	—	390
Environmental studies	2,654	100	—	2,754
Equipment rental	3,640	3	3	3,646
Fieldwork, camp support	9,359	89	46	9,494
Fuel	1,499	—	6	1,505
Geology, geophysics, and geochemical	10,741	18	10	10,769
Helicopter	1,147	—	16	1,163
Metallurgy	127	—	—	127
Part XII.6 tax	23	—	—	23
Share-based payments	1,620	—	—	1,620
Transportation and logistics	2,610	1	1	2,612
Total for the period	$42,399	$478	$82	$42,959

Management’s Discussion & Analysis	18

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Three months ended June 30, 2021	Eskay	Snip	Total
Accretion	$15	$—	$15
Assays and analysis/storage	342	531	873
Camp and safety	1,723	180	1,903
Claim renewals and permits	139	24	163
Community relations	18	—	18
Depreciation	483	—	483
Drilling	1,006	2,190	3,196
Electrical	404	132	536
Environmental studies	1,151	52	1,203
Equipment rental	1,731	103	1,834
Fieldwork, camp support	4,079	1,664	5,743
Fuel	528	210	738
Geology, geophysics, and geochemical	2,141	752	2,893
Helicopter	707	630	1,337
Metallurgy	70	5	75
METC and government sales tax recovery	(108)	—	(108)
Share-based payments	306	144	450
Transportation and logistics	1,507	760	2,267
Total for the period	$16,242	$7,377	$23,619

Six months ended June 30, 2021	Eskay	Snip	Total
Accretion	$35	$—	$35
Assays and analysis/storage	2,380	698	3,078
Camp and safety	4,336	402	4,738
Claim renewals and permits	251	41	292
Community relations	38	—	38
Depreciation	647	—	647
Drilling	2,742	4,310	7,052
Electrical	500	308	808
Environmental studies	2,102	581	2,683
Equipment rental	6,438	713	7,151
Fieldwork, camp support	6,669	2,822	9,491
Fuel	1,404	625	2,029
Geology, geophysics, and geochemical	4,890	1,028	5,918
Helicopter	1,020	1,791	2,811
Metallurgy	169	10	179
METC and government sales tax recovery	(840)	—	(840)
Share-based payments	627	276	903
Transportation and logistics	3,686	2,113	5,799
Total for the period	$37,094	$15,718	$52,812

Management’s Discussion & Analysis	19

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenses decreased across many categories for the three months ended June 30, 2022 (“Q222”), as compared to June 30, 2021 (“Q221”), mainly due to decreased activity on the Company’s Snip property. Exploration activity on Snip decreased significantly following Hochschild’s exercise of the Hochschild Option and consisted primarily of camp and safety costs, specifically drilling and assays and analysis, resulting from 2021 drill programs. Exploration activity on Eskay has increased between Q222 and Q221, mainly due to increased activity at site and Eskay Creek Feasibility Study, which the Company expects to release in 2022. The increase was in following categories: drilling, geology, fieldwork, and camp support, and share-based payments, which was partially offset by the decrease in camp and safety expenses.

Exploration and evaluation expenses decreased across many categories for the six months ended June 30, 2022 (“6M22”), as compared to June 30, 2021 (“6M21”), mainly due to decreased activity on the Company’s Snip property. Exploration activity on Snip decreased significantly following Hochschild’s exercise of the Hochschild Option and consisted primarily of camp and safety costs, specifically drilling and assays and analysis, resulting from 2021 drill programs. Exploration activity on Eskay increased between 6M22 and 6M21, mainly due to increased activity at site and Eskay Creek Feasibility Study, which the Company expects to release in 2022. The expenses increased in following categories: drilling, geology, fieldwork, and camp support, and share-based payments, which was partially offset by the decrease in camp and safety expenses, assays and analysis and transportation and logistics expenses.

There were no exploration and evaluation assets incurred on the KSP and Kingpin properties during the three and six months ended June 30, 2022.

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Jun-22	31-Mar-22	31-Dec-21	30-Sep-21
Revenue (1)	—	—	—	—
Loss for the quarter	$(2) (24,687)	$(3) (19,016)	$(4) (32,752)	$(5) (28,919)
Loss per share	$(0.36)	$(0.29)	$(0.51)	$(0.46)
Quarter ended	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20
Revenue (1)	—	—	—	—
Loss for the quarter	$(6) (25,984)	$(7) (29,912)	$(8) (36,231)	$(9) (17,883)
Loss per share	$(0.44)	$(0.56)	$(0.86)	$(0.42)

(1)	being an exploration stage company, there are no revenues from operations
(2)	includes exploration expenditures of $22,955,000 and share-based payments of $1,903,000
(3)	includes exploration expenditures of $20,004,000 and share-based payments of $1,169,000
(4)	includes exploration expenditures of $30,353,000 and share-based payments of $1,858,000
(5)	includes exploration expenditures of $24,291,000 and share-based payments of $1,631,000
(6)	includes exploration expenditures of $23,619,000 and share-based payments of $6,708,000
(7)	includes exploration expenditures of $29,193,000 and share-based payments of $753,000
(8)	includes exploration expenditures of $38,691,000 and share-based payments of $1,728,000
(9)	includes exploration expenditures of $21,997,000 and share-based payments of $439,000

Management’s Discussion & Analysis	20

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Loss for the three months ended June 30, 2022

Loss of $24,687,000 in Q222 was lower than the loss in Q221 of $25,984,000. The primary reasons for the decrease in loss between Q222 compared to Q221 are due to a decrease in exploration and evaluation expenditures to $22,955,000 in Q222 (Q221 - $23,619,000), offset by a loss on marketable securities in Q222 of $1,023,000 (Q221 - gain of $2,350,000) due to fluctuations in the market price of marketable securities held by the Company and the derecognition of the Company’s holdings of QuestEx shares as marketable securities subsequent to the QuestEx Transaction. The decrease was also due to lower share-based payments expense of $1,903,000 in Q222 (Q221 - $6,708,000) due to a significant number of options granted during Q221 that vested immediately on grant, resulting in share-based payments expense of $5,959,000, versus no such grants in Q222. The aforementioned was partially offset by an increase in administrative salaries to $1,209,000 in Q222 (Q221 - $529,000) and an increase in insurance expense in Q222 to $469,000 (Q221 - $109,000) due to higher premiums for insurance in relation to listing on the NYSE.

The flow-through share premium recovery is recorded when qualifying Canadian exploration expenses (“CEE”) are made by Skeena and are passed on to investors via the flow-through mechanism. Flow-through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation. The issuance of flow-through shares during the year ended December 31, 2021 created a commitment by Skeena to incur $74,460,000 in qualifying CEE on or before December 31, 2022. As of December 31, 2021, the remaining commitment was $35,804,000 and as of June 30, 2022, $20,454,000 of this commitment was satisfied, with $15,350,000 remaining. Additionally, as a result of the QuestEx Transaction, the Company assumed QuestEx’s flow-through obligations of $909,000, resulting in an additional commitment to incur $3,279,000 in qualifying CEE on or before December 31, 2022. During the six months ended June 30, 2022, $81,000 of this commitment was satisfied, with $3,198,000 remaining to be spent as at June 30, 2022.

Loss for the six months ended June 30, 2022

Loss of $43,703,000 in the 6M22 was lower than the loss during the 6M21 of $55,896,000. The primary reasons for the decrease in loss between 6M22 compared to 6M21 are due to a decrease in exploration and evaluation expenditures to $42,959,000 in 6M22 (6M21 - $52,812,000), and decrease in share based payments to $3,072,000 in 6M22 (6M21 - $7,461,000) due to a significant number of options granted during 6M21 that vested immediately on grant, resulting in share-based payments expense of $5,959,000, versus no such grants in 6M22, a gain on marketable securities in 6M22 of $771,000 (6M21 - gain of $1,726,000) due to fluctuations in the market price of marketable securities held by the Company and the derecognition of the Company’s holdings of QuestEx shares as marketable securities subsequent to the QuestEx Transaction. The Company also had a decrease in consulting expenses to $254,000 in 6M22 (6M21 - $1,890,000) due to significant corporate financing activity in 6M21 versus 6M22. The aforementioned was partially offset by an increase in administrative salaries to $1,772,000 in 6M22 (6M21 - $1,219,000) to acquire and retain quality staff, increase in communications expense to $1,202,000 in 6M22 (6M21 - $571,000) due to higher shareholder relations activities during the current period and an increase in insurance expense in 6M22 to $1,011,000 (6M21- $216,000) due to higher premiums for insurance in relation to listing on the NYSE.

Cash flows for the six months ended June 30, 2022

The Company’s operating activities consumed net cash of $41,231,000 during 6M22 (6M21 - $62,691,000). This was primarily due to decreased exploration spending in 6M22 mainly due to decreased activity on the Company’s Snip property. Exploration activity on Snip decreased significantly following Hochschild’s exercise of the Hochschild Option.

Management’s Discussion & Analysis	21

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Cash provided by investing activities increased to $4,836,000 in 6M22 as compared to cash was used in investing activities of $6,637,000 during 6M21. This was primarily due to the proceeds from the sale of assets acquired from QuestEx of $19,341,000, offset by the consideration paid on acquisition of QuestEx of $18,749,000. A cash balance of $5,037,000 was also acquired as part of the QuestEx acquisition, which was offset by transaction costs of $889,000. Capital asset additions decreased to $638,000 in 6M22 (6M22 - $4,024,000) as the site building was fully constructed and placed in service in April 2021. Finally, there was a refund of $501,000 received by the Company in relation to surety bonds in 6M22.

In relation to financing activities, net proceeds decreased during 6M22 to $32,568,000 from $86,901,000 in 6M21 mainly due to private placements, bought deal financing, stock options exercises and investment from TCG in the prior period. In 6M22, the proceeds related primarily from the exercise of warrants of $30,375,000 and exercise of stock options of $2,407,000. There were no private placements or bought deal financings in 6M22.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at June 30, 2022, the Company has cash and cash equivalents of $36,486,000. Based on the forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

CRITICAL ACCOUNTING ESTIMATES

Certain accounting estimates have been identified as being critical to the presentation of the Company’s financial condition and results of operations as they require management to make subjective and/or complex judgments about matters that are inherently uncertain, or there is reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The Company’s significant accounting estimates and judgments are disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2021, except the following:

●	Fair values of exploration and evaluation assets acquired

The cost of acquiring exploration and evaluation assets is capitalized and represents their fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s mineral resources, including its exploration potential.

CHANGES IN ACCOUNTING POLICIES

New standards and interpretations adopted on January 1, 2022

Property, Plant and Equipment – Proceeds Before Intended Use (Amendments to IAS 16)

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

Management’s Discussion & Analysis	22

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

This amendment is effective for annual periods beginning on or after January 1, 2023. Based on Management's preliminary evaluation, this standard is not expected to have a material impact on the Company's financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is not exposed to significant credit risk. Interest risk and credit risk are managed for cash and cash equivalents by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the consolidated statement of loss and comprehensive loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the six months ended June 30, 2022 and 2021 is as follows:

	2022	2021
Director remuneration[1]	$88	$118
Officer & key management remuneration[1]	$1,712	$748
Share-based payments	$2,943	$7,535

[1]

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the six months ended June 30, 2022 and 2021. During the three and six months ended June 30, 2022, share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense amounted to $691,000 and $2,252,000, respectively (2021 – $903,000 and $6,632,000, respectively). The overall increase in key management compensation is attributable to the growth of the Company’s operations and the new President joining the Skeena team in Q222.

Management’s Discussion & Analysis	23

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Recoveries

During the six months ended June 30, 2022, the Company recovered salaries of $5,000 (2021 – $9,000) from a company with a common officer as a result of billing for services provided. The salary recoveries were recorded in administrative salaries expense.

Receivables

Included in receivables at June 30, 2022 is $10,000 (December 31, 2021 - $5,000) due from companies with common directors or officers, in relation to salary and other recoveries.

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, under the supervision of the CEO and CFO, has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52 - 109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is responsible for establishing and maintaining adequate ICFR and DC&P. These controls are meant to provide reasonable assurance that information that requires disclosure by the Company is recorded, processed, summarized, and reported in a timely fashion. Due to its inherent limitations, DC&P and ICFR may not prevent or detect all misstatements as they can only provide reasonable assurance that the objectives of the internal control environment are met. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

Management, with the participation of the CEO and the CFO, assessed the effectiveness of our DC&P as of June 30, 2022. Based upon the results of that evaluation, the CEO and the CFO concluded that our DC&P were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our ICFR as at December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the results of that assessment as at December 31, 2021, management concluded that our internal control over financial reporting was effective. Management has not assessed the effectiveness of our ICFR as at June 30, 2022.

Management’s Discussion & Analysis	24

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2021 which can be found on SEDAR and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The base case PFS contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party.  This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena does not currently have an agreement to interconnect with this third party, and such an agreement would be necessary; therefore, there is a risk that Skeena Resources and the third party will not be able to come to such an agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

•	ability to obtain project financing on commercially reasonable terms, or at all;

Management’s Discussion & Analysis	25

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

•

ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;

•	cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
•	delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
•	technical complications, including adverse geotechnical conditions and other impediments to construction and development;
•	accuracy of reserve and resource estimates;
•	accuracy of engineering and changes in scope;
•	accuracy of estimated metallurgical recoveries;
•	accuracy of the estimated capital required to build and operate the project;
•	adverse regulatory developments, including the imposition of new regulations;
•	fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
•	community action or other disruptive activities by stakeholders;
•	adequacy and availability of a skilled workforce;
•	difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
•	availability, supply and cost of power;
•	weather or severe climate impacts;
•	litigation;
•	dependence on third parties for services and utilities;
•	the interpretation of geological data obtained from drill holes and other sampling techniques;
•	government regulations, including regulations relating to prices, taxes and royalties; and
•	a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Management’s Discussion & Analysis	26

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

COVID-19, Economic and Other Risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek project, namely:

•

Changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar. In 2021 and six months ended June 30, 2022, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.

•

Uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflict in Ukraine, but should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

On June 1, 2022, the QuestEx Transaction closed and the Company completed the acquisition of all of QuestEx’s issued and outstanding common shares. While the Company completed a due diligence investigation of QuestEx and its assets, including reviewing technical, environmental, legal, financial and other matters, certain risks either may not have been uncovered or are unknown at this time. Such risks may have an adverse impact on the Company.

Management’s Discussion & Analysis	27

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Vice President of Exploration and Resource Development, and a "Qualified Person" as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results.  All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”).

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

Management’s Discussion & Analysis	28

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd., and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property.  The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed.  The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, however these matters are not expected to have a material effect on the financial statements of the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage facility applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act. The court date for the appeal is preliminarily scheduled on August 29, 2022. The outcome of this matter is not determinable at this time, however this matter is not expected to have a material effect on the financial statements of the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

Management’s Discussion & Analysis	29

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTRACTUAL OBLIGATIONS

At June 30, 2022, the Company had the following contractual obligations outstanding:

Contractual Obligations	Total	Less Than 1 Year	1-5 Years	After 5 Years
Commitment to spend on exploration (1)	$15,350	$15,350	$—	$—
Reclamation and mine closure (2)	6,172	28	190	5,954
Lease obligations	1,320	493	827	—
Other contractual obligations	109	109	—	—
Total	$25,951	$15,980	$1,017	$5,954

(1)

Commitment to spend exploration represents commitments to spend on qualifying CEE as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2021, and thus the Company is required to spend the proceeds on CEE prior to December 31, 2022.

(2)

Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.

EVENTS AFTER REPORTING DATE

Subsequent to June 30, 2022:

•

the Company issued a conditional grant of incentive stock options and RSUs (“Performance-Linked Options” and “Performance-Linked RSUs”, respectively). None of the Performance-Linked Options or Performance-Linked RSUs will vest unless certain ESG-linked minimum award threshold criteria are met. Further, the number of Performance-Linked RSUs and Performance-Linked Options that vest will vary depending on the results of the Eskay Creek Feasibility Study.  A maximum of 275,616 Performance-Linked Options exercisable for five years at a price of $7.08 per common share, and 975,684 Performance-Linked RSUs were authorized. The Performance-Linked RSUs vest two years from the date of publishing the Eskay Creek Feasibility Study, and one third of the Performance-Linked Options vest every 12 months following the date of publishing the Eskay Creek Feasibility Study.

•

the Company granted 50,000 RSUs and 50,000 incentive stock options exercisable for five years at a price of $7.08 per common share as a recruitment, retention and incentive tool. The RSUs vest on August 3, 2024, and one third of the options vest every 12 months following August 3, 2022.

•

the Company entered into an asset purchase agreement with Coast Copper Corp. (“Coast Copper”) to acquire three properties in the Golden Triangle area, near Eskay. The properties total 8,724 hectares and are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut. The agreement remains subject to Coast Copper satisfying usual and customary conditions to close.  Certain of the properties are subject to up to a 2% NSR royalty. Upon close, the purchase price of $3,000,000 will be payable in six equal semi-annual payments of $250,000 in cash and an equal value of Skeena shares.

Management’s Discussion & Analysis	30

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022:

Common Shares:
Shares outstanding at June 30, 2022 and at the date of the MD&A	69,791,946
Stock Options:
Options outstanding at June 30, 2022	4,954,456
Options granted	325,616
Options cancelled	(1,952)
Options outstanding at the date of the MD&A	5,278,120
Warrants:
Warrants outstanding at June 30, 2022 and at the date of the MD&A	150,691
RSUs:
RSUs outstanding at June 30, 2022	526,958
RSUs granted	1,025,684
RSUs outstanding at the date of the MD&A	1,552,642
Investment Rights:
Tahltan investment rights outstanding at June 30, 2022 and at the date of the MD&A	199,643

Management’s Discussion & Analysis	31

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

For the three and six months ended June 30, 2022

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OTHER INFORMATION

Directors:
Craig Parry (Chair)[1,2,3]	Independent Director
Walter Coles, Jr.	Chief Executive Officer
Suki Gill[1,2]	Independent Director
Randy Reichert	President
Greg Beard[1,3]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee

Officers:
Walter Coles, Jr.	Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Randy Reichert	President
Shane Williams	Chief Operating Officer
Paul Geddes, P.Geo	Senior VP, Exploration & Resource Development
Justin Himmelright	Senior VP, External Affairs & Sustainability
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
650 - 1021 West Hastings Street	Kelly Earle, Senior VP, Corporate Development
Vancouver, BC	Phone: +1-604-684-8725
V6E 0C3 Canada	Email: info@skeenaresources.com
https://skeenaresources.com

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Management’s Discussion & Analysis	32